

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2013

Via E-mail
Brian Blaszczak
President
Tenaya Acquisition Company
1930 Village Center Circle #3-201
Las Vegas, NV 89134

>   **Re: Tenaya Acquisition Company**
>   **Registration Statement on Form S-1**
>   **Filed July 12, 2013**
>   **File No. 333-189900**

Dear Mr. Blaszczak:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in a printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

3. In several places throughout your registration statement you state that no funds received from investors in the offering will be released from escrow until such time as the offering

is "entirely completed." Please revise your disclosure to clarify what constitutes the "entire completion" of the offering. For example, does this refer to the sale of the minimum amount of shares offered by the company, the maximum amount of shares, or some other condition?

Prospectus Summary, page 3

4. We note your statement that Mr. Blaszczak will serve as a "non-exclusive sales agent." We also note this disclosure on page 17 in your plan of distribution. Please clarify the meaning of this statement. Additionally, if the company may utilize other sales agents, please disclose that fact and the identities of the sales agents.

Risk Factors
General

5. We note that the purpose of your offering is to raise capital to fund a potential business acquisition. As you are only raising a maximum of $30,000 in gross proceeds from this offering, please add a risk factor that discusses the risk that the limited size of your offering may significantly restrict the type and number of transaction candidates available to the company and you may not locate a suitable business opportunity as a result.

"Potential conflicts of interest may result…," page 9

6. We note your disclosure that Mr. Blaszczak is involved in "other employment opportunities" and may periodically face a conflict of interest. Please also disclose, as you have done on page 28, that he intends to form additional blank check companies in the future that will have corporate structures and business plans that are similar or identical to yours and may compete with you in the search for a suitable target.

"Since There is No Agreement for Business Combination…," page 11

7. On page 9 and elsewhere in the registration statement you state that your shareholders will not be afforded an opportunity to approve or disapprove any particular business combination transaction, yet the heading of this risk factor reads "Investors May Not Approve the Transaction Which May Result in the Failure of the Business." Please revise to reconcile this apparent inconsistency.

Plan of Distribution, page21

8. In your discussion of the statutory requirements of Rule 419, such as the delivery of a new prospectus to investors following the execution of an acquisition agreement; return of funds to investors who do not elect to remain investors; the release of securities to investors upon the consummation of an acquisition; and the return of subscription funds to investors if the minimum offering is not achieved, please revise to specify the various time periods dictated by the rule.

General Business Plan, pages 24-25

9. Please expand disclosure to specifically identify any affiliates of Mr. Blaszczak that will play a role in finding targets for business combinations. If any agreements have been executed or if compensation has been, or will be, awarded to such affiliates, please disclose such information here and in your section entitled "Certain Relationships and Related Transactions" on page 30, if applicable.

Acquisition of Opportunities, pages 25-26

10. We note your statement that the company will not restrict its search to any specific business, industry, or geographical location and the company may participate in a business venture of virtually any kind or nature. We also note your statement on page 25 that the company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. Please discuss in more detail the various ownership structures that are contemplated or that could result. Also discuss the likelihood that the business combination will be structured in such a way that company stockholders will be minority stockholders of the combined company.

11. We note that Mr. Blaszczak has paid most of the fees related to the offering and will pay all expenses of finding, doing due diligence and completing an acquisition. We also note Exhibit 10.2 in this regard. Please revise your disclosure to disclose all compensation awarded to or earned by Mr. Blaszczak, if any, for services rendered by Mr. Blaszczak to the company in any capacity.

12. Please clarify if Mr. Blaszczak is or will be compensated directly or indirectly by any entity for services rendered to the company.

Background of Directors, Executive Officers, Promoters and Control Persons, pages 27-28

13. We note your disclosure that "Mr. Blaszczak's prior work experience includes a basic understanding of the financials and operations of a business which provides Mr. Blaszczak a basis for evaluating potential merger/acquisition candidates." On page 4, however, you state that "Mr. Blaszczak has no specific experience, qualification, attributes or skills to perform as a director of a blank check company nor in the acquisition of acquisition candidates." Please revise your disclosure to resolve this apparent contradiction.

14. You disclose that Mr. Blaszczak intends to form additional blank check companies in the future that will have corporate structures and business plans similar or identical to yours. Please clarify if Mr. Blaszczak is free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business.

15. Similarly, please state if Mr. Blaszczak has any past experience with other special purpose acquisition companies. If he does, please identify the companies, briefly describe any acquisition made by the companies, the current trading markets of the post-combination entities, and the benefits received by the control persons from association with the other companies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Harold P. Gewerter, Esq.
        5536 S. Ft. Apache #102
        Las Vegas, NV 89148